

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 27, 2010

Via Facsimile ((713) 615-5531) and U.S. Mail

T. Mark Kelly, Esq.
Vinson & Elkins L.L.P.
First City Tower
1001 Fannin Street
Suite 2500
Houston, TX 77002

Re: Energy XXI (Bermuda) Limited
Schedule TO-I filed October 21, 2010
SEC File No. 005-82736

Dear Mr. Kelly:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO

1. Please tell us why you believe that Rule 13e-3 is not applicable to this tender offer.

2. Please revise your disclosure responsive to Items 3, 4(b), 5(b), 7, and 8(a) of Schedule TO to include this disclosure in the offer document as delivered to security holders.

Offer to Exchange

Cover page

3. In light of the Early Tender Consideration offer term, please provide us your detailed legal analysis of your compliance with the best-price provisions of Rule 13e-4(f)(8)(ii). Alternatively, revise your offer.

Summary, page 6

4. We note that the exchange agreements described on page 6 appear to have been effected at an exchange ratio higher than that offered in this tender offer. With a view toward revised disclosure, please tell us whether those agreements were with affiliates of the company.

Summary Consolidated Financial Data, page 35

5. Please disclose the book value information required by Item 1010(c)(5) of Regulation M-A.

Conditions to the Tender Offer, page 42

6. We note your disclosure in the first paragraph of page 43. It appears that the determination of this condition is within your control. The ability of the issuer to determine whether a condition has occurred may render the offer illusory. Please revise to clarify.

7. Please clarify the first sentence of the second paragraph on page 42. Given that all conditions must be satisfied or waived as of the expiration of the offer and acceptance of tendered securities, the reference to securities "not previously accepted" appears to be confusing.

8. Refer to the disclosure in the penultimate paragraph of this section relating to your failure to exercise any of the rights described in this section. This language suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

9. Please see our comment above. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidder

should inform security holders how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the company's understanding in your response letter.

<u>Material United States Federal Income Tax Considerations, page 68</u>

10.   Provide an analysis supporting your reference to Treasury Department Circular 230 or delete the legend.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the bidders are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from each bidders acknowledging that:

- the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                                        Sincerely,

                                        Daniel F. Duchovny
                                        Special Counsel
                                        Office of Mergers and Acquisitions